FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This reports Minera Yanacocha Resumes Mining Operations in Peru

Minera Yanacocha Resumes Mining Operations in Peru

DENVER and LIMA - September 17, 2004 − Newmont Mining Corporation (NYSE: NEM) and Compania de Minas Buenaventura S.A.A (NYSE: BVN) today announced that Minera Yanacocha has begun resuming normal mining operations at its mine north of the city of Cajamarca, Peru, after an agreement was reached between the Government of Peru, representatives from the Cajamarca community and Minera Yanacocha. The blockade of the access road to the mine ended at approximately 4:00 PM local time. Minera Yanacocha had scaled back mining operations earlier in the week as a result of a blockade of the mine access road.

The temporary scaling back of mining operations will not impact the estimated full year 2004 gold production and sales of approximately three million ounces, on a 100% basis, from Yanacocha.

Minera Yanacocha worked with all parties to reach consensus to set aside the exploration drilling permit at the Cerro Quilish gold deposit so that further hydrological studies can be conducted to assess any future impact Cerro Quilish may have on the Cajamarca community's water supply.

Carlos Santa Cruz, Vice President of South American Operations of Newmont, said, "We are pleased that negotiations led to a peaceful resolution of this matter. We understand the importance of safeguarding the water supply in the Cajamarca region."

Roque Benavides, President and Chief Executive Officer of Buenaventura, said, "Mining is a vital part of Peru, creating economic opportunities, jobs and enhancement of the quality of life for local communities. We look forward to working with the local community in a mutually beneficial and fair manner."

Newmont, Buenaventura and the Internacional Finance Corporation hold 51.35%, 43.65% and 5%, respectively, in Minera Yanacocha.

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ,that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical and legal developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: September 17, 2004